UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibit 99.2 of this Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

On November 20, 2025, Materialise NV (the “Company” or “Materialise”) announced the start of its additional listing of its ordinary shares on Euronext Brussels, to complement the existing Nasdaq listing of its American depositary shares (“ADSs”) representing ordinary shares. The additional listing and trading of the Materialise shares on Euronext Brussels commenced on November 20, 2025. Attached as Exhibit 99.1 hereto is a copy of the Company’s press release announcing the additional listing.

Additionally, as previously announced, on November 14, 2025, at an extraordinary meeting of the Company’s shareholders, the shareholders, among other things, adopted a new text of the Company’s articles of association. The new articles of association became effective upon the listing of the Company’s ordinary shares on Euronext Brussels and are attached hereto as Exhibit 99.2.

Important information

This information does not constitute an offer or invitation to proceed to an acquisition of or subscription for Materialise’s securities, nor an offer or invitation to proceed to an acquisition of or subscription for Materialise’s securities in any jurisdiction (including Belgium, member states of the European Economic Area (the EEA) (each a Member State), the United States of America, Switzerland, Canada, Australia, Japan, South Africa or the United Kingdom) where such offer or invitation is not allowed without registration or qualification under the applicable legislation of the relevant jurisdiction, or where such offer or invitation does not meet the required conditions under the applicable legislation of the relevant jurisdiction.

This report is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation or the UK Prospectus Regulation and has not been approved the UK Financial Conduct Authority. The expressions Prospectus Regulation means Regulation (EU) 2017/1129 (as amended or superseded) and any implementing measure in each relevant Member State of the EEA and UK Prospectus Regulation means assimilated Regulation (EU) 2017/1129 as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

No public offering is or will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, where any such action is required, including in the EEA and the UK. This report has been prepared on the basis that no offer of Materialise’s shares in any Member State or the UK is or will be made under the Prospectus Regulation or the UK Prospectus Regulation.

The distribution of this report into certain jurisdictions may be restricted by law. Persons into whose possession this report comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The admission to listing and trading of the shares (including the shares underlying the ADSs) on the regulated market of Euronext Brussels has been approved by Euronext Brussels on November 14, 2025. A prospectus for the listing of the shares on Euronext Brussels has been approved by the FSMA on November 18, 2025, which approval should not be understood as an endorsement by the FSMA of the securities offered by Materialise, and is available at Materialise's registered office and on the website of Materialise (www.materialise.com).

This report is not for publication or distribution, directly or indirectly, in or into any state or jurisdiction into which doing so would be unlawful or where a prior registration or approval is required for such purpose. This report and its contents are not a financial promotion and do not constitute an invitation or inducement to engage in investment activity.

This report is not an offer of securities for sale in the United States. No offer of any securities has been or will be made in the United States or to US persons in connection with the listing. Securities may not be offered and sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption from registration.

This information and any materials distributed in connection with this information are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident of or located in Switzerland, Canada, Australia, Japan, South Africa or any other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the laws or regulations of Switzerland, Canada, Australia, Japan, South Africa or any other jurisdiction. The distribution of this information in other jurisdictions than Belgium, may be restricted by laws or regulations applicable in such jurisdictions. All persons in possession of this information must inform themselves about, and comply with, any such restrictions.

An investment in shares entails significant risks. Relevant investors are encouraged to read the prospectus that Materialise has published on November 18, 2025. This document is not a prospectus and investors should not purchase any shares referred to herein except on the basis of the information contained in the prospectus. Potential investors must read the prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the securities. The value of Materialise's shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the intended offering for the person concerned.

Acquiring investments to which this report relates may expose an investor to a significant risk of losing the entire amount invested. Persons considering such investments should consult an authorized person specializing in advising on such investments.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated November 20, 2025
99.2	Articles of Association of Materialise NV (unofficial English translation)*

*Constitutes an unofficial English translation of the original Dutch document. The Dutch document shall govern in all respects, including interpretation matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: November 20, 2025